December 18, 2012

Via Edgar

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   International Strategy and Investment ("ISI")
      ISI Family of Funds:
      ISI Strategy Fund, Inc.
      Managed Municipal Fund, Inc.
      North American Government Bond Fund, Inc.
      Total Return US Treasury Fund, Inc.

Ladies and Gentlemen:

ISI Strategy Fund, Inc. ("Strategy"), Managed Municipal Fund, Inc. ("Managed Municipal"), North American Government Bond Fund, Inc. ("North American") and Total Return US Treasury Fund, Inc. ("Total Return"), (collectively the "Funds"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provide the following in connection with the Funds' fidelity bond:

      1.    A copy of the fidelity bond (the "Bond") (attached as EX99-1).

      2. A copy of the resolutions approving the Bond, which were adopted by the Board of Directors of the Funds, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Funds (attached as EX99-2).

      3. A copy of a joint insured agreement entered into as of September 24, 2012, pursuant to paragraph (f) of Rule 17g-1 (attached as EX99-3).

Premiums have been paid through the policy for an eleven month period ending on October 1, 2013. The amount of the single insured bond that each Fund would have provided and maintained had it not been named as an insured under a joint insured bond is $450,000 (Total Return), $525,000 (Managed Municipal), $600,000 (North American), and $400,000 (Strategy).

Please contact the undersigned at 617-662-3969 if you have any questions concerning this filing.

Sincerely,

/s/ Francine S. Hayes
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Francine S. Hayes
Assistant Secretary